SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Drive Shack Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

262077100
(CUSIP Number)

Wesley R. Edens
c/o Fortress Investment Group LLC
1345 Avenue of the Americas, 45th Floor
New York, NY  10105
(212) 798-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 262077100	Page 2 of 4

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Wesley R. Edens

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,675,946

	8	SHARED VOTING POWER
16,666

	9	SOLE DISPOSITIVE POWER
4,675,946

	10	SHARED DISPOSITIVE POWER
16,666

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,692,612

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*
All percentages of Common Shares (as defined below) outstanding contained herein are based on 66,842,378 Common Shares outstanding as of February 22, 2017, as reported on the Issuer’s Form 10-K filed on March 2, 2017.

CUSIP No.: 262077100	Page 3 of 4

Item 1. Security and the Issuer

             Item 1 is hereby amended and restated as follows:

             This Amendment No. 1 on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Shares”), of Drive Shack Inc., formerly Newcastle Investment Corp., a Maryland corporation (the “Issuer”) and amends and further supplements the initial Schedule 13D filed by the Reporting Person on December 22, 2016 (as so amended, the “Schedule 13D”).

             Except as expressly set forth herein, there have been no changes to the Schedule 13D.

             The address of the Issuer’s principal executive offices is 1345 Avenue of the Americas, 45th Floor, New York, NY 10105.

Item 5. Interest in Securities of the Issuer.

             Item 5 is hereby amended and restated as follows:

             All percentages of Common Shares outstanding contained herein are based on 66,842,378 Common Shares outstanding as of February 22, 2017.

             Of the Common Shares over which Mr. Edens has sole voting and dispositive power, (i) 1,517,280 Common Shares are held by him directly; (ii) 3,142,000 Common Shares are held by The Wesley R. Edens 2011 GRAT Family Trust, for which Mr. Edens serves as trustee; and (iii) 16,666 Common Shares are held by Chinook Charitable Trust, for which Mr. Edens serves as trustee.  The 16,666 Common Shares over which Mr. Edens has shared voting and dispositive power are held by Hoofbeat Charitable Trust, for which Lynn Edens serves as trustee.

             The following table sets forth all acquisitions made over the past 60 days, during which Mr. Edens purchased a total of 1,000,000 Common Shares, all in the open market.

Date of Transaction	Quantity of Common Shares	Weighted Average Price per Common Share
3/6/2017	135,658	$4.20
3/3/2017	602,831	$4.23
3/2/2017	261,511	$4.15

             Each of the above referenced trusts has the right to receive the dividends from or the proceeds of any sale of the Common Shares, as applicable, held in such trusts for the benefit of such trusts’ beneficiaries. The beneficiaries of the trusts are members of Mr. Edens’ family and charitable foundations.

CUSIP No.: 262077100	Page 4 of 4

SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2017	By:	/s/ Wesley R. Edens
	Name:	Wesley R. Edens

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